EXHIBIT 12.1
JPMORGAN CHASE & CO.
Computation of Ratio of Earnings to Fixed Charges

Six months ended June 30, (in millions, except ratios)	2006
Excluding Interest on Deposits
Income from continuing operations before income taxes	$9,775

Fixed charges:
Interest expense	9,638
One-third of rents, net of income from subleases (a)	173

Total fixed charges	9,811

Less: Equity in undistributed income of affiliates	(76)

Income from continuing operations before income taxes and fixed charges, excluding capitalized interest	$19,510

Fixed charges, as above	$9,811

Ratio of earnings to fixed charges	1.99

Including Interest on Deposits
Fixed charges, as above	$9,811

Add: Interest on deposits	7,669

Total fixed charges and interest on deposits	$17,480

Income from continuing operations before income taxes and fixed charges, excluding capitalized interest, as above	$19,510

Add: Interest on deposits	7,669

Total income from continuing operations before income taxes, fixed charges and interest on deposits	$27,179

Ratio of earnings to fixed charges	1.55

(a)	The proportion deemed representative of the interest factor.